

Mail Stop 3030

October 26, 2016

Via E-mail
Gerald Paul
Chief Executive Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, PA 19355-2143

      Re: **Vishay Intertechnology, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 17, 2016
              File No. 1-07416

Dear Dr. Paul:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

1.   In your reconciliation on page 32 you present the tax effects of the reconciling adjustments combined with your one-time tax expense (benefit) items. In light of the material one-time tax expense (benefit) items reported in each period, please revise your presentation in future filings to clearly identify and describe the significant components of this caption. Consider presenting the one-time tax expense (benefit) items in a separate caption. Refer to Question 102.11 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Financial Condition, Liquidity, and Capital Resources, page 54

2.   You disclose that you have generated free cash, a non-GAAP measure, in excess of $80 million in each of the past 14 years but you did not identify the measure as non-GAAP and you did not provide all of the disclosures required by Item 10(e) of Regulation S-K, including the reconciliation of the measure to the most directly comparable GAAP measure. Please revise your presentation in future filings to comply. Also, refer to Question 102.07 and 102.06 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Item 8. Financial Statements

Consolidated Statements of Operations, page F-6

3.   In future filings please revise this statement to present your goodwill impairment charges separately from other impairment charges, consistent with ASC 350-20-45-2.

Note 15. Segment and Geographic Data, page F-52

4.   In future filings please disclose the types of products and services derived from each reportable segment. Refer to ASC 280-10-50-21(b).

5.   You disclose that you evaluate segment performance based on operating income. However, you also present a segment gross profit measure and you disclose that certain additional items not used to evaluate segment performance are included in your disclosure as they may provide insight to your future profitability by reportable segment. Please address the following:

    •   Clarify to us how your CODM uses the segment gross profit measures presented in evaluating segment performance.
    •   Tell us how you considered the guidance in ASC 280-10-50-28 and 50-22 in concluding on the segment measures to include in your presentation.

6.   On page F-54, you reconcile segment operating income to consolidated operating income. In future filings, as required by ASC 280-10-50-30-(b), please revise your presentation to provide a reconciliation to consolidated income before income taxes and discontinued operations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery